UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on October 09, 2026

DATE, TIME AND PLACE: On October 09, 2026, at 3 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Leonardo Augusto de Andrade Barbosa, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest on Company’s Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Ordinary General Meeting of the shareholders to be held until April 30, 2027, for the declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws in the gross amount of R$ 1,500,000,000.00 (one billion five hundred million Brazilian reais), corresponding to R$ 0.19095423791 per common share, R$ 0.21004966171 per preferred share and R$ 0.40100389962 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1,237,500,000.00 (one billion two hundred thirty-seven million five hundred thousand Brazilian reais), corresponding to R$ 0.15753724628 per common share, R$ 0.17329097091 per preferred share and R$ 0.33082821719 per Unit, except for immune and/or exempt shareholders.

It was recorded that (i) the shareholders registered on the Company’s records by the end of October 20, 2026 (including) will be entitled to the Interest on Company’s Equity hereby approved. Therefore, as of October 21, 2026 (including), the Company’s shares shall be traded “Ex-Interest on Company’s Equity”; (ii) the Interest on Company’s Equity hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2026; and (b) shall be paid on November 09, 2026, with no compensation of monetary restatement; (iii) the amount of Interest on Company’s Equity proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Company’s Equity shall be kept filed at the Company’s headquarters.

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[Free English Translation]

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Daniel Barriuso Rojo, Debora Patricia Wright, Ede Ilson Viani, Gilson Finkelsztain, Márcio de Andrade Schettini, Oscar Rodríguez Herrero, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, October 09, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Leonardo Augusto de Andrade Barbosa

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 9, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer